UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Final Amendment

CORELOGIC, INC.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title and Class of Securities)

21871D103

(CUSIP Number)

Kenneth D. DeGiorgio 1 First American Way Santa Ana, California 92707-5913 (714) 250-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 24, 2012

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21871D103	Schedule 13D	Page 2 of 5 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): First American Financial Corporation
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 1,993,426
	(8)	Shared Voting Power 2,939,839 (1)
	(9)	Sole Dispositive Power 1,993,426
	(10)	Shared Dispositive Power 2,939,839 (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,933,265
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 4.7% (2)
(14)	Type of Reporting Person (See Instructions): CO

(1)	Shares are held by First American Title Insurance Company, a wholly owned subsidiary of First American Financial Corporation.
(2)	Based on 105,337,666 shares of common stock outstanding as of July 20, 2012 reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on July 24, 2012.

CUSIP No. 21871D103	Schedule 13D	Page 3 of 5 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): First American Title Insurance Company
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,939,839 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 2,939,839 (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,939,839
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 2.8% (2)
(14)	Type of Reporting Person (See Instructions): CO, IC

(1)	First American Title Insurance Company is a wholly owned subsidiary of First American Financial Corporation.
(2)	Based on 105,337,666 shares of common stock outstanding as of July 20, 2012 reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on July 24, 2012.

CUSIP No. 21871D103	Schedule 13D	Page 4 of 5 Pages

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D filed on September 8, 2011 (the “Original Filing”) as previously amended by Amendment No. 1 thereto, filed on October 20, 2011, and by Amendment No. 2 thereto, filed on December 6, 2011, relating to the shares of common stock, $0.00001 par value per share, (the “Shares”), of CoreLogic, Inc., a Delaware corporation (the “Issuer”), the principal executive offices of which are located at 4 First American Way, Santa Ana, California 92707. Information reported in the Original Filing remains in effect except to the extent that it has been amended, restated or superseded by information contained in this Amendment or a prior amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Original Filing. This is the final amendment to the Original Filing and constitutes an exit filing for the Reporting Persons.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and restated as follows:

The Company sold four million Shares on July 24, 2012. Consistent with the Separation and Distribution Agreement, the Reporting Persons intend to dispose of their remaining Shares within five years of the Separation. The Reporting Persons will continue to closely monitor and regularly review their investment in the Issuer and may engage in discussions with management and the Board of Directors of the Issuer and other holders of the Shares concerning the business and future plans of the Issuer generally. As a result of the sale of these shares, the Reporting Persons own less than five percent of the Issuer’s outstanding Shares, and, consequently, this Amendment represents the final amendment to the Original Filing and the Company does not undertake to provide further updates of its intent.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated as follows:

(a)	As of July 24, 2012, First American Financial Corporation owned beneficially 4,933,265 Shares, representing 4.7% of the Shares based on 105,337,666 shares of common stock outstanding as of July 20, 2012 reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on July 24, 2012.

As of July 24, 2012, First American Title Insurance Company owned beneficially 2,939,839 Shares, representing 2.8% of the Shares based on 105,337,666 shares of common stock outstanding as of July 20, 2012 reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on July 24, 2012.

(b)	As of July 24, 2012, First American Financial Corporation had sole voting and dispositive power with respect to 1,993,426 Shares.

As of July 24, 2012, First American Title Insurance Company had sole voting and dispositive power with respect to 0 Shares.

As of July 24, 2012, First American Financial Corporation had shared voting and dispositive power with respect to 2,939,839 Shares.

As of July 24, 2012, First American Title Insurance Company had shared voting and dispositive power with respect to 2,939,839 Shares.

(c)	Only July 24, 2012, the Company sold four million Shares in a block sale transaction at a net per share price to the Company of $22.57.

(d)	Not applicable.

(e)	On July 24, 2012, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Issuer’s outstanding Shares.

CUSIP No. 21871D103	Schedule 13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of July 26, 2012

FIRST AMERICAN FINANCIAL CORPORATION

By:	/s/ Kenneth D. DeGiorgio
Name:	Kenneth D. DeGiorgio
Title:	Executive Vice President

FIRST AMERICAN TITLE INSURANCE COMPANY

By:	/s/ Kenneth D. DeGiorgio
Name:	Kenneth D. DeGiorgio
Title:	Vice President